September 26, 2005
Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549
Dear Ms. Collins:
We have received your letter dated September 13, 2005, regarding File no. 000-13071. Below are your comments and the Company’s responses to your comments.
1.	Disclosure on page 7 indicates that you provide technical support to your customers. Describe the nature and material terms of your technical support offering, including whether it is included with the cost of your products and services or sold separately, whether it is renewable and your policy for recognizing revenue for this service. Tell us what consideration you gave to including this information in your policy disclosures.

The Company is in the business of providing communication equipment to original equipment manufacturers who utilize the Company’s equipment (generally input / output boards) in the design of their equipment which is sold to an end user. The Company’s support function provides both pre-sale and post-sale customer support to its customers. Pre-sale customer support is defined as support provided prior to a customer’s product reaching mass production and distribution to their customers. During this period of time, the Company provides a limited number of units of its product to its customers as they are evaluating, testing and integrating its boards. However, this time period requires a significant amount of pre-sales effort by the Company’s customer support function. Once a customer’s product reaches mass production and distribution, the number of units of the Company’s product delivered to its customer increases significantly and its support effort is dramatically reduced. As a result, the Company typically does not charge for its standard customer support because it serves as more of a selling function than a post-sales support function. All costs of supporting these products during the post-sales period are accounted for as part of the Company’s warranty reserve.

The Company does offer extended support contracts to its customers but has not generated significant revenue from this offering (less than 1% of total revenue in 2004). All revenue associated with extended support contracts is recognized over the service period. Due to the immaterial nature of the revenue generated from this service offering, the Company determined that it was appropriate to exclude this revenue recognition policy from its critical accounting policies disclosure in its Form 10-K for the year ended December 31, 2004.

2.	Tell us whether all software packages sold by you require modification or customization and whether all such arrangements are accounted for on a percentage of completion basis. If you sell software packages that do not require modification or customization tell us the authoritative literature you apply in accounting for the sale of these packages and your revenue recognition policy.

The Company is in the business of providing communication equipment to original equipment manufacturers who utilize the Company’s equipment (generally input / output boards) in the design of their equipment which is sold to an end user. The Company generally does not provide stand alone software packages to its customers. The final product is a combination of hardware and some software in the form of drivers and protocols that allow the final product to function as

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intended. The software contained in the product is not highly customized to the customer but rather “off the shelf software”. This type of sale is accounted for under SAB 104 and is recognized when all the revenue recognition criteria are met.
The company also provides custom solutions to customers. The Company has delivered customized software to meet a customer’s specific needs as requested for a specific fee, normally as a professional service contract. These contracts are accounted for under SOP 97-2 “Software Revenue Recognition” generally using the percentage of completion method to recognize related revenue. There have been a few contracts where the services are performed over a short period of time and relate to an immaterial amount of revenue, therefore revenue for these contracts have been recognized using the completed-contract method. Revenue related to professional services equaled less than 2% of total revenues for the year ended December 31, 2004.

3.	We note your disclosure that your “management, under the supervision of the Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this quarterly report” and that “the CEO and CFO concluded that the Company’s disclosure controls and procedures are effective.” Clarify, if true, that your officers concluded that your disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. In addition, tell us whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. We refer you to Exchange Act Rule 13a-15(e). Tell us the consideration you gave to including this information in your disclosure under Item 4.

The Company’s officers have concluded as part of their evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by its quarterly report that such disclosure controls and procedures are designed, and are effective, to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. The Company’s officers have also concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

The Company’s disclosure contained in Item 4(a) of its quarterly report stated that “The Company’s management, under the supervision of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the period covered by this quarterly report. Based on that evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures are effective.” The Company’s officers believe that the conclusions described in the paragraph above were inherently necessary to be able to make the disclosure that was contained in our quarterly report. Therefore, our officers did not consider it necessary to provide additional detail in its disclosure. However, we will revise future filings beginning with the September 30, 2005 Form 10-Q to include the details requested by the Commission.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing and that staff comments or changes to disclosure in response to staff comments do not

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foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it cannot assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be pleased to discuss these responses with you should you have any further questions.
Sincerely,
/s/ Thomas N. Tipton Jr.
Thomas N. Tipton, Jr.
Interim Chief Financial Officer